SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

21 March 2024
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 21 March 2024
           re: Notice of AGM

21 March 2024

LLOYDS BANKING GROUP PLC
2024 NOTICE OF ANNUAL GENERAL MEETING

In accordance with Listing Rule 9.6.1, Lloyds Banking Group plc (the 'Company') has submitted today the 2024 Notice of Annual General Meeting (the 'AGM Notice') to the National Storage Mechanism, and it will be available for inspection shortly in unedited full text at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

A copy of the AGM Notice is available at the 'shareholder meetings' section on the 'shareholder information' page within the 'Investors' section of the Company's website www.lloydsbankinggroup.com/investors.

For any shareholders who have requested hard copy documentation, mailing of the AGM Notice, proxy forms for the 2024 Annual General Meeting ('AGM') and related ancillary documentation to shareholders will begin shortly.

The AGM will be held at the SEC Armadillo, Exhibition Way, Glasgow, G3 8YW on Thursday, 16 May 2024 at 11:00am.

-END-

For further information:

Investor Relations Douglas Radcliffe Group Investor Relations Director Email: douglas.radcliffe@lloydsbanking.com	+44 (0) 20 7356 1571
Group Corporate Affairs Matt Smith Head of Media Relations Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 21 March 2024